2002 ANNUAL REPORT


03016718



Building Assurance Through Strength

SOUTHERN MICHIGAN BANCORP, INC.

Shareholder Information

Annual Meeting

The annual meeting of Southern Michigan Bancorp, Inc. will be held on April 21, 2003 at 4:00 p.m. at the Dearth Community Center on the Branch County Fairgrounds in Coldwater.

Form 10-K

A copy of the annual report to the Securities and Exchange Commission, Form 10-K, will be provided free of charge to stockholders upon written request after March 31, 2003. Address requests to Southern Michigan Bancorp, Inc., 51 West Pearl Street, Coldwater, Michigan 49036, Attention: Jaylen Johnson, secretary.

Transfer Agent

Registrar and Transfer Company acts as transfer agent for the Company's stock. For information, call Registrar and Transfer at (800) 368-5948.

Dividend Reinvestment

Southern Michigan Bancorp, Inc. provides an automatic reinvestment plan for dividends that allows shareholders to increase their holdings without brokerage fees. For information, call Registrar and Transfer Company at (800) 368-5948.

Market Makers

The following brokerage firms make a market for the stock of Southern Michigan Bancorp, Inc.:

Hilliard Lyons, Inc.
Coldwater, Michigan
517-278-4333 or
800-211-5257

Howe Barnes Investments, Inc.
Chicago, Illinois
312-655-2954 or
800-800-4693

Robert Baird & Co.
Grand Rapids, Michigan
616-459-4491 or
800-888-6200

Kent King Securities Co., Inc.
Grand Rapids, Michigan
616-459-2844 or
888-804-8891



Evidence of our bank's strength is reflected in our history.

Throughout the business cycles of the past 130 years—the ups and downs of markets, times of war and peace—Southern Michigan Bank & Trust has been a cornerstone in the economic foundations of the communities we serve.

We *are* southern Michigan, having been shaped by the rich tradition of our customers, shareholders, and employees. Our bank has contributed to, and benefited from, a shared pursuit of business vitality and growth, offering our contribution in a friendly, sincere style that is all our own.



But investments in local business are just part of what it means to be a community bank. At Southern Michigan Bank & Trust, we believe we have a responsibility to invest in quality of life. That's why we have contributed to the United Way, the Food Bank and area food pantries, to Healthfests, the downtown development entities, and dozens of other organizations that run soccer leagues, 4-H clubs, school functions, and youth programs.

Think of us as your partner in the pursuit of your hopes and dreams. Count on us to be here for you, come what may.

Tekonsha



Athens





Pennfield

Calhoun County



Battle Creek

Community involvement means more than just doing our best in the office.

It means contributing our time on the track, whether at the Relay for Life or the Junior Achievement Grand Prix.


Let us help you put your
$money to work!





Hillsdale


Southern Michigan

Camden





Hillsdale
County

North Adams

Throughout southern Michigan, you'll find employees of Southern Michigan Bank & Trust involved in making their communities a better place to live. We wouldn't have it any other way.

Coldwater Loan Center



Branch
County

Coldwater—Main




24 HOUR
BANKING

Union City



Union City Motor Bank



To Our Shareholders



This past year was challenging for most Americans attempting to deal with the negative reports flooding various news outlets. A pending war, uncertain economic conditions, and changes to practices in corporate governance shook the foundations of our domestic and international security.

During these difficult times, it is easy to forget that we live in the greatest and freest country on earth; that our economy is the largest and offers unbounded opportunity; and that our children, families, schools, churches, shops and businesses are bonded into communities that shape our lives and lifestyles in the best of ways.

I could not have selected a more challenging banking environment in which to begin my career as CEO of Southern Michigan Bancorp, Inc. A unique interest rate environment compressed net interest margins and squeezed profits at most banks, Southern Michigan included. The sluggish economy, shocked by corporate accounting scandals, a deteriorating equities market and threats of war further constrained earnings growth and contributed to less than acceptable standards of asset quality and overall financial performance.

With the invaluable assistance of Kurt Miller, who joined Southern Michigan as President in July, we initiated a top to bottom assessment of our entire organization to ascertain the inherent attributes upon which Southern Michigan can continue to build and the deficiencies that are inhibiting further progress. Among our immediate actions to improve overall financial and operational performance were the following:

- Recognition of problem credits and development of proactive strategies to restructure those credits that meet our more stringent asset quality guidelines;
- Bolstering our allowance for loan losses to address the risk of loss from higher levels of non-performing and impaired loans;
- Appointment of Chuck Maurer to Senior Commercial Lender who will implement changes to our credit cultur and lending practices; and
- Implementation of strategies currently being developed that will improve day-to-day operating efficiencies and substantially increase sources of non-interest income.

Despite the restructuring and aggressive approach to credit culture, changes in staff, and efforts to restore our asset quality to traditional high levels, we earned $1,033,000, maintained our dividend and remain optimistic about future earnings prospects.

Although the time has been short since these steps were initiated, the diligent efforts of our management team and support staff, along with the encouragement and support of the Board of Directors, have allowed Southern Michigan to progress further than I ever could have anticipated. We are enhancing communication efforts with all of our constituencies, including shareholders, individual and corporate clients, community leaders and stock analysts, to ensure that all are apprised of our progress.

I am confident and enthusiastic about the prospects and opportunities for Southern Michigan and its future. We have a 130-year track record of professional and responsible service to our communities, clients and shareholders. We are steadfast in that commitment.

Finally, I urge all of our shareholders to contact us and let us know how we're doing. If you have any suggestions that may enable us to be a better and more responsive community bank, contact us via our website, by mail, or better yet, stop by any of our offices. And I especially thank all those individuals who have offered their support, encouragement, advice and kind words of welcome. It made the homecoming one that I will always remember.

Sincerely,

John H. Castle
Chairman and CEO

Southern Michigan Bancorp, Inc.

Financial Summary

For the Year	2002	2001
Net interest income	$ 12,307,000	$ 12,079,000
Provision for loan losses	2,671,000	1,250,000
Non-interest income	3,855,000	3,937,000
Non-interest expense	12,340,000	11,147,000
Net income	1,033,000	2,744,000
Per Share		
Basic and diluted earnings	$0.55	$1.43
Cash dividends declared	0.64	0.61
At Year End		
Assets	$ 320,683,000	$ 317,096,000
Gross Loans	234,166,000	210,672,000
Allowance for loan loss	3,512,000	2,065,000
Deposits	262,389,000	261,083,000
Other borrowings	22,606,000	24,588,000
Shareholders' equity	24,873,000	25,547,000
Ratios		
Return on average assets	0.33%	0.90%
Return on average equity	4.04%	10.47%
Total risk-based capital ratio	11.52%	12.01%
ALLL as percentage of loans	1.50%	.98%

Contents

Southern Michigan Bancorp, Inc. is a one bank holding company. The Company's subsidiary bank (the "Bank") offers individuals, businesses, institutions and governmental agencies a full range of commercial banking services primarily in the southern Michigan communities in which the Bank is located and in areas immediately surrounding these communities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the Company's financial condition which supplements the Consolidated Financial Statements. The analysis should be read in conjunction with such financial statements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Below are critical accounting policies the Company has identified. For a detailed discussion on the application of these and other accounting policies, see Note A - Nature of Operation and Significant Accounting Policies to the audited consolidated financial statements.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using historical loan loss experience, continued evaluation of those loans identified as being subject to possible problems in collection, results of examinations by regulatory agencies, current economic conditions, delinquency and charge off trends, loan volume, portfolio mix, concentrations of credit and lending policies, procedures and personnel. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

Loan Impairment: A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

Accrued Pension Costs: The Bank has a defined benefit pension plan that covers substantially all full-time employees. The benefits are based on years of service and the employee's average highest compensation during five consecutive years of employment. The funding policy is to contribute annually an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus additional amounts as may be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. An actuary is engaged to estimate what the obligation of the Bank is as of year end. Assumptions used include the long term expected rate of return on the plan assets, the discount rate on benefit obligation and the rate of increase for employee compensation. Changes in the assumptions used could have a significant effect on the computed benefit obligation and expense.

Financial Condition

The Company functions as a financial intermediary and, as such, its financial condition should be examined in terms of trends in its sources and uses of funds.

The Company uses its funds primarily to support its lending activities. Loans increased by 11.2% in 2002 and decreased by 1.3% in 2001. The 2002 increase came in the commercial and real estate mortgage loan categories. In August of 2001, the Bank hired a commercial lender who was well known and respected in his market area. During 2002 loan growth in his market increased $11,611,000, or 83.3%. Real estate mortgage loans increased in 2002 as customers chose variable rate loan products to finance their homes. These variable rate loans were retained in the Bank's portfolio. Consumer installment loans continued to decline as the Bank has placed a very low emphasis on this type of loan product.

The 1.3% decline in 2001 loans occurred in the real estate mortgage and installment loan categories. However, commercial loans increased 16.1% during that period, as the Bank focused attention on this area of lending and actively called on current and potential customers. Consumer installment loans decreased 29.6% as the Bank chose not to compete with manufacturers offering 0% new car loans and the Bank placed less emphasis on indirect lending. Real estate mortgage loans decreased 16.7% as the Bank increased sales of loans in the secondary market. With interest rates declining, a number of real estate mortgage loans were refinanced and sold in the secondary market. This reduced the number and amount of loans that the Bank retained.

Gains recognized on the sale of real estate mortgage loans to the secondary market increased in 2002 to $1,442,000 from $1,161,000 in 2001. The secondary market loan activity increased in 2002 as mortgage rates remained low. Fixed rate loans, which represent all of the loans sold on the secondary market, continued to be very attractive. Loans held for sale at December 31, 2002 were $1,083,000. The real estate portfolio largely consists of residential mortgages within the local area with a low risk of loss.

Loan commitments, consisting of unused credit card and home equity lines, available amounts on revolving lines of credit and other approved loans which have not been funded, were $38,473,000 and $47,450,000 at December 31, 2002 and 2001, respectively. Most of these commitments are priced at a variable interest rate thus minimizing the Bank's risk in a changing interest rate environment.

There were no significant concentrations in any loan category as to borrower or industry. Substantially all loans are granted to customers located in the Bank's service area, which is primarily southern Michigan.

Another significant component of cash flow is the securities portfolio. Total securities decreased by 20.7% in 2002 and increased by 19.5% in 2001. In 2002, the funds received from maturing securities were used to partially fund loan growth. In 2001, the funds were reinvested back into the portfolio. Excess deposits were also invested in the portfolio.

The securities available for sale portfolio had net unrealized gains of $1,201,000 and $605,000 at December 31, 2002 and 2001, respectively. There are no concentrations of securities in the portfolio which would constitute an unusual risk except at year-end 2002 and 2001, securities issued by the State of Michigan and all of its political subdivisions totaled $10,358,000 and $10,563,000, respectively.

Deposits traditionally represent the Company's principal source of funds. Total deposits increased .5% in 2002 and 6.4% in 2001.

In 2001, the Bank experienced a substantial increase in deposits, however this was not unexpected. Because of the erratic financial markets the Bank did see a higher increase in our money market accounts than was expected. This was due to customers leaving the financial markets and placing their funds in accounts that paid slightly more interest than savings accounts, but that were not restricted as to withdrawals.

Attracting and keeping traditional deposit relationships will continue to be a challenge to the Bank, particularly with the increased competition from non-deposit products. As alternate funding sources, the Bank obtains putable advances from the Federal Home Loan Bank (FHLB) and secures brokered certificate of deposits. The advances are secured by a blanket collateral agreement with the FHLB giving the FHLB an unperfected security interest in the Bank's one-to-four family mortgage and SBA loans. FHLB advances may be a less expensive way to obtain longer term funds than paying a premium for long term deposits. The Bank has added $10,206,000 in brokered certificates of deposit from September through December of 2002. The Bank has found that these brokered funds are less expensive and more readily available than other long term deposits.

Premises and equipment decreased by 9.3% and increased by 3.3% in 2002 and 2001, respectively. During 2001, the Bank upgraded its hardware and software to better serve its customers in the ever changing technological area. During 2002, the Bank was able to maintain its infrastructure without large expenditures causing depreciation expense to exceed new purchases for the year.

Capital Resources

The Company maintains a strong capital base to take advantage of business opportunities while ensuring that it has resources to absorb the risks inherent in the business.

The Federal Reserve Board (FRB) has imposed risk-based capital guidelines applicable to the Company. These guidelines require that bank holding companies maintain capital commensurate with both on and off balance sheet credit risks of their operations. Under the guidelines, a bank holding company must have a minimum ratio of total capital to risk-weighted assets of 8 percent. In addition, a bank holding company must maintain a minimum ratio of Tier 1 capital equal to 4 percent of risk-weighted assets. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries less goodwill, core deposit intangibles and 10% of mortgage servicing rights assets.

As a supplement to the risk-based capital requirements, the FRB has also adopted leverage capital ratio requirements. The leverage ratio requirements are intended to ensure that adequate capital is maintained against risk other than credit risk. The leverage ratio requirements establish a minimum ratio of Tier 1 capital to total assets of 3 percent for the most highly rated bank holding companies and banks that do not anticipate and are not experiencing significant growth. All other bank holding companies are required to maintain a ratio of Tier 1 capital to assets of 4 to 5 percent, depending on the particular circumstances and risk profile of the institution.

Regulatory agencies have determined that the capital component created by the adoption of FASB Statement 115 should not be included in Tier 1 capital. As such, the net unrealized appreciation or depreciation on available for sale securities is not included in the ratios listed in Note Q to the financial statements. The ratios include the common stock subject to repurchase obligation in the Company's employee stock ownership plan (ESOP). As seen in Note Q, the Company exceeds the well capitalized requirements at December 31, 2002.

At December 31, 2002 the Bank had a tier 1 capital to average asset ratio of 7.5%. On February 17, 2003, the Bank entered into an agreement with its banking regulators that requires the Bank to maintain this ratio at a level at or above 7%. In addition, under this agreement the Bank will establish and monitor certain lending and operational policies and procedures.

In addition to these regulatory requirements, a certain level of capital growth must be achieved to maintain appropriate levels of equity to total assets. During 2002 and 2001, total average assets grew 3.4% and 5.2%. At the same time, average equity (including common stock held by the ESOP) decreased 2.2% in 2002 and increased 10.7% in 2001. Equity declined in 2002 because of the repurchase and retirement of 56,605 common stock shares. Future growth opportunities will focus on maintaining the existing customer base and growing within selected other markets identified as providing significant growth potential.

Liquidity and Interest Rate Sensitivity

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and enhance consistent growth of net interest income through periods of changing interest rates.

Maturing loans and investment securities are the principal sources of asset liquidity. Securities maturing or callable within 1 year were $16,692,000 at December 31, 2002 representing 34.1% of the market value of the investment securities portfolio, a slight decrease from the 36.0% level of 2001. Loans maturing within 1 year were $78,210,000 December 31, 2002 representing 33.4% of the gross loan portfolio, an increase from the 23.8% level of 2001.

Financial institutions are subject to prepayment risk in falling rate environments. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of it assets may be invested in long-term loans or investments. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, Federal Home Loan Bank advances and short-term borrowings provide additional sources of liquidity for the Company.

During the year ended December 31, 2002, there was a net decrease in cash and cash equivalents of $4,145,000. The major sources of cash in 2002 were maturing securities, loan sales and purchased fed funds. The major uses of cash in 2002 were security purchases, loan growth and loans originated for sale.

During the year ended December 31, 2001, there was a net increase in cash and cash equivalents of $4,943,000. The major sources of cash in 2001 were increases in deposits, maturing securities, loan sales and sales of securities. The major uses of cash in 2001 were security purchases and loans originated for sale.

During the year ended December 31, 2000, there was a net increase in cash and cash equivalents of $6,443,000. The major sources of cash in 2000 were increase in deposits, maturing securities, loan sales and additional borrowings from the Federal Home Loan Bank. The major uses of cash in 2000 were loan growth and loans originated for sale.

Federal law places restrictions on extensions of credit from banks to their parent holding company and, with certain exceptions, to other affiliates, on investments in stock or other securities thereof, and on taking of such securities as collateral for loans. State law also places restrictions on the payment of dividends by the Bank to the Company. Note N to the Consolidated Financial Statements discusses these dividend limitations.

Interest rate risk arises when the maturity or repricing characteristics of assets differ significantly from the maturity or the repricing characteristics of liabilities. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to the Company's safety and soundness.

The Company measures the impact of changes in interest rates on net interest income through a comprehensive analysis of the Bank's interest rate sensitive assets and liabilities. Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds and mutual funds on which rates change daily and loans which are tied to the prime rate or a comparable index differ considerably from long-term investment securities and fixed-rate loans. Similarly, certificates of deposit and money market investment accounts are much more interest sensitive than passbook savings accounts. The shorter term interest rate sensitivities are key to measuring the interest sensitivity gap, or excess interest-earning assets over interest-bearing liabilities. In addition to reviewing the interest sensitivity gap, the Bank also analyzes projected changes in market interest rates and the resulting effect on net interest income.

The following table shows the interest sensitivity gaps for five different time intervals as of December 31, 2002:

	0-30 Days	31-90 Days	91-365 Days	1-5 Years	Over 5 Years
Interest-earning assets	$101,168	$12,576	$56,306	$109,612	$2,439
Interest-bearing liabilities	$69,053	$90,535	$32,347	$52,377	$1,615
Interest sensitivity gap	$32,115	$(77,959)	$23,959	$57,235	$824

The primary interest sensitive assets in the one year repricing range are commercial loans and adjustable rate mortgage loans. The primary interest sensitive liabilities in the one year repricing range are money market investment accounts, certificates of deposit and interest bearing checking accounts. This analysis indicates that growth in rate sensitive liabilities has outpaced the growth in rate sensitive assets in the one year range. This has occurred primarily as a result of the inclusion of interest bearing checking accounts and savings accounts in a repricing period of one year or less as these accounts have become rate sensitive as interest rates have fluctuated. The long-term interest sensitivity gap indicates that the Company's net interest margin would improve with an increase in interest rates and decline with further declines in interest rates. Trying to minimize the interest sensitivity gap is a continual challenge in a changing rate environment and one of the objectives of the Company's asset/liability management strategy.

Results of Operations

Net interest income is an effective measurement of how well management has balanced the Company's interest rate sensitive assets and liabilities. Net interest income increased by 1.9% in 2002, decreased by 3.7% in 2001 and increased by 8.0% in 2000. The 2002 increase is due to a combination of factors. Lowered rates continued to push interest income down, but higher loan balances partially offset this decrease. Offsetting the decrease in interest income was decreased interest expense on deposit accounts. Lower deposit interest was caused by the lowering of deposit rates and the run off of higher priced time deposits throughout the year. The 2001 decrease is largely due to the eleven decreases in the prime rate throughout the year. The 2000 increase is due to the increase in the commercial and real estate mortgage loan portfolio and the increases to prime rate throughout the year. These increases were partially offset by the increased interest paid for money market and CD deposits and increased interest paid for Federal Home Loan Bank borrowings.

The uncertain economic environment and potential fluctuations in interest rates are expected to continue to impact the Company and the industry in 2003. The Company monitors deposit rates on a weekly basis and adjusts deposit rates as the market dictates. Loan rates are subject to change as the national prime rate changes and are also influenced by competitors' rates. An increase in deposit rates occurring at the same time as loan rate decreases would cause the Company's net interest income to decline.

The provision for loan losses is based on an analysis of the required additions to the allowance for loan losses. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Some factors considered by management in determining the level at which the allowance is maintained include specific credit reviews, historical loan loss experience, current economic conditions and trends, results of examinations by regulatory agencies and the volume, growth and composition of the loan portfolio.

The provision for loan losses was $2,671,000 in 2002, $1,250,000 in 2001 and $700,000 in 2000. The provision increased in 2002 primarily to account for loan growth, charge-offs, increased levels of non-performing and impaired loans and to provide for increases in allowance allocations for specific loan credits. The increase in the 2001 provision occurred to provide for increased charge offs, which included one loan totaling $673,000 during the first quarter. Also contributing to the increase were higher levels of impaired loans and delinquency rates.

In 2002, net loan charge offs totaled $1,224,000. In the third quarter, $560,000 was charged off related to a $1,000,000 accounts receivable factoring facility for a single customer. In 2001, net loan charge offs totaled $1,281,000. As mentioned above, $673,000 was related to one borrower. Net loan charge offs totaled $736,000 in 2000. This was primarily attributable to three commercial customers. Two of these customers had been provided for in 1999 The provision will be adjusted quarterly, if necessary, to reflect actual charge-off experience and any known losses. For further information, see "Allowance for Loan Losses" below.

Non-interest income, excluding security gains and losses, increased 13.0% in 2002, 16.3% in 2001 and remained constant in 2000. Service charges on deposit accounts increased $374,000 from 2001. In May of 2002, the Bank introduced a new overdraft product. The Bank began paying checks for qualifying customers, up to a specified dollar limit, rather than return the checks. A significant increase in overdraft volume has occurred since this product was introduced. In order to reduce the risk associated with changing interest rates, the Bank regularly sells fixed rate real estate mortgage loans on the secondary market. The Bank recognizes a profit at the time of the sale. In 2002, gains recognized on the sale of real estate mortgage loans to the secondary market increased $281,000 or 24.2% from 2001. This increase was due to continued low mortgage rates making refinancing and new home purchases very attractive. Offsetting the increases was the $283,000 second quarter 2002 loss on viatical insurance contracts.

In 2001, gains recognized on the sale of real estate mortgage loans to the secondary market increased $628,000 or 117.8% from 2000. In addition, security gains increased $532,000 during 2001.

In 2000, trust fees, service charges on loans and earnings on life insurance assets increased but were offset by a decrease in the gains recognized on the sale of real estate mortgage loans to the secondary market. The Bank increased its deposit base by 5.2% and generated additional service charges as a result of the growth. Trust fees increased due to a new fee schedule put in place January 1, 2000.

Security gains of $4,000 and $529,000 were recognized in 2002 and 2001, respectively. Security losses of $3,000 were recognized on sales of securities in 2000.

Non-interest expense increased by 10.7% in 2002, 9.0% in 2001 and 8.8% in 2000. In 2002, the largest increase came in the salaries and employee benefit category. Over $260,000 more in commissions was paid to mortgage loan originators based on loan volumes generated for the year. In addition, health insurance increased $194,000 or 49.8% as insurance premiums increased and the Bank had more participants in the plan during 2002. The other large increase in non-interest expense came in the professional and outside services which increased $374,000. During the fourth quarter of 2002, the Bank hired an outside consulting firm to review selected areas of the Bank looking for potential cost savings, revenue enhancements and efficiency measures. The Bank has implemented a number of recommendations made by the consulting firm and expects to see benefits to both efficiency and net income in 2003.

In 2001, salaries and benefit expenditures increased as additional employees were added in Battle Creek to assist with the commercial and mortgage volumes projected in this region. In addition, over $100,000 more in commissions were paid to mortgage loan originators based on loan volumes generated for the year. Other non interest expenses increased $562,000. $190,000 was charged to earnings to write down impaired assets from cost to market value. In addition, $220,000 was charged to earnings relating to a potential liability arising out of litigation. In February of 2002, the Company resolved the litigation resulting in $60,000 of additional losses to the Company. In February 2003, the Company received an insurance settlement related to this loss of approximately $150,000, net of legal fees.

In 2000, the largest increase came in the professional and outside services category. The Company spent $456,000 in legal and accounting fees in an attempt to merge with Sturgis Bank & Trust. The merger was called off in October of 2000 after Sturgis Bank and Trust did not obtain a fairness opinion from their investment advisors. In 2000, salaries and benefit expenditures increased as a cost of living increase of 2.6% was given to all employees at the beginning of the year. In addition, the loan department employees hired during 1999 were employees for the entire year of 2000 adding to the increase.

Income tax expense was $118,000 in 2002, $875,000 in 2001 and $1,179,000 in 2000. Tax-exempt income continues to have a major impact on the Company's tax expense. The benefit offsetting lower coupon rates on municipal instruments is the nontaxable feature of the income earned on such instruments. This resulted in a lower effective tax rate and reduced federal income tax expense by approximately $305,000 in 2002, $267,000 in 2001 and $288,000 in 2000.

Results of operations can be measured by various ratio analyses. Two widely recognized performance indicators are the return on equity and the return on assets. The Company's return on equity was 4.04% in 2002, 10.47% in 2001 and 15.13% in 2000. The return on average assets was .33% in 2002, .90% in 2001 and 1.16% in 2000.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. As discussed previously, management is attempting to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, accruing loans past due 90 days or more, and other real estate which includes foreclosures, deeds in lieu of foreclosure and real estate in redemption.

A loan generally is classified as nonaccrual when full collectibility of principal or interest is doubtful or a loan becomes 90 days past due as to principal or interest, unless management determines that the estimated net realizable value of the collateral is sufficient to cover the principal balance and accrued interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and unpaid interest accrued in prior years is charged to the allowance for loan losses. Nonperforming loans are returned to performing status when the loan is brought current and has performed in accordance with contract terms for a period of time.

The following table sets forth the aggregate amount of nonperforming assets in each of the following categories:

	December 31		
	2002	2001	2000
	(Dollars in thousands)		
Nonaccrual loans:			
Commercial, financial and agricultural	$ 3,600	$ 1,853	$ 1,759
Real estate mortgage	198	84	-
Installment	-	-	-
	3,798	1,937	1,759
Loans contractually past due 90 days or more:			
Commercial, financial and agricultural	-	510	123
Real estate mortgage	162	223	277
Installment	9	36	55
	171	769	455
Total nonperforming loans	3,969	2,706	2,214
Other real estate owned	1,016	1,406	1,415
Total nonperforming assets	$ 4,985	$ 4,112	$ 3,629
Nonperforming loans to year-end loans	1.69%	1.28%	1.03%
Nonperforming assets to total assets	1.55%	1.30%	1.20%

Nonperforming loans increased in 2002 with the increase coming in nonaccrual commercial, financial and agricultural loans. A number of loans were added to nonaccrual status in 2002 as the economy softened and borrowers experienced financial difficulty.

Nonperforming loans increased in 2001 with the largest increase coming in commercial, financial and agricultural loans contractually past due 90 days or more. In 2001, nonaccrual loans were made up of several commercial and agricultural loans where the borrower experienced severe financial difficulties and therefore became delinquent. Nonperforming loans are subject to continuous monitoring by management and are specifically reserved for in the allowance for loan losses where appropriate. At December 31, 2002, 2001 and 2000, the Company had loans of $9,473,000, $4,507,000 and $2,733,000, which were considered impaired. Of these amounts, $3,008,000, $2,097,000 and $2,733,000 are not past due as of December 31, 2002, 2001 and 2000.

At December 31, 2002, the Company had approximately $5,666,000 in commercial, financial and agricultural loans for which payments are presently current but the borrowers are experiencing certain financial and/or operational difficulties. These loans are subject to frequent management review and their classification is reviewed on a monthly basis.

In management's evaluation of the loan portfolio risks, any significant future increases in nonperforming loans is dependent to a large extent on the economic environment. In a deteriorating or uncertain economy, management applies more conservative assumptions when assessing the future prospects of borrowers and when estimating collateral values. This may result in a higher number of loans being classified as nonperforming.

Provision for Loan Losses

In 2002, $2,671,000 was recorded as provision for loan losses compared to $1,250,000 in 2001 and $700,000 in 2000. The provision is charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "Allowance for Loan Losses" below.

Allowance for Loan Losses

The allowance for loan losses is based on regular, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is based on two principles of accounting, Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies", and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". The methodology used relies on several key features, including historical loss experience, specific allowances for identified problem loans and an unallocated allowance.

The historical loss component of the allowance is based on the three and five year historical loss experience for each loan category. The component may be adjusted for significant factors that, in management's opinion, will affect the collectibility of the portfolio. The resulting loss estimate could differ from the losses actually incurred in the future.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a specific loan credit. These allowances are calculated in accordance with SFAS No. 114.

The unallocated portion of the allowance is based on management's evaluation of conditions that are not directly measured in the historical loss component or specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty. The conditions evaluated in connection with the unallocated allowance include current economic conditions, delinquency and charge off trends, loan volume, portfolio mix, concentrations of credit and lending policies, procedures and personnel.

The allowance is maintained at a level, which in management's opinion, is adequate to absorb probable incurred loan losses in the loan portfolio. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating or regulatory conditions beyond the Company's control.

The allowance for loan losses was $3,512,000 or 1.50% of loans at December 31, 2002 compared to $2,065,000 or .98% of loans at December 31, 2001. The December 31, 2002 allowance consists of $2,336,000 in the historical loss experience component and specifically allocated reserves, leaving $1,176,000 unallocated. This compares to $1,557,000 and $508,000 at December 31, 2001, respectively. The increase in the historical and specific allocations is attributable to an increase in the historical loss experience as a result of higher charge offs in the last few years and higher non performing loans resulting in higher specific allocations. The increase in the unallocated allowance is the result of a number of factors including the slowing of the economy, increased layoffs and unemployment, a change in the mix of our loan portfolio which shows increasing commercial loans and fewer consumer loans and a higher charge off trend in the last year than the three to five year historical loss experience component would utilize and higher levels of nonperforming and impaired loans.

Commitments and Off-Balance Sheet Risk

The Bank maintains off balance sheet financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, letters of credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer at any time, as the customer's needs vary, as long as there is no violation of any condition established in the contract. Letters of credit are used to facilitate customers' trade transactions. Under standby letters of credit agreements, the Bank agrees to honor certain commitments in the event that its customers are unable to do so. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Collateral generally consists of receivables, inventory and equipment and is obtained based on management's credit assessment of the customer. These financial instruments are recorded when they are funded.

The following tables represent the Company's contractual obligations and commitments at December 31, 2002:

Contractual Obligations:	Payments Due By Period				
	Less than 1 year	1 – 3 years	4 – 5 years	after 5 years	Total
FHLB advances	$ 78	$ 20,178	$ 191	$ 553	$ 21,000
Other borrowing	1,606	-	-	-	1,606
Federal funds purchased	5,000	-	-	-	5,000
Operating leases	103	103	103	-	309
Totals	$ 6,787	$ 20,281	$ 294	$ 553	$ 27,915

Commitments:	Payments Due By Period				
	Less than 1 year	1 – 3 years	4 – 5 years	after 5 years	Total
Lines of credit	$ 33,843	$ 194	$ 831	$ 3,605	$ 38,473
Letters of credit	-	-	-	-	-
Standby letters of credit	288	-	-	-	288
Totals	$ 34,131	$ 194	$ 831	$ 3,605	$ 38,761

Regulatory Matters

Representatives of the Office of Financial and Insurance Services (OFIS) completed an examination at the Company's subsidiary bank using financial information as of June 30, 2002. The purpose of the examination was to determine the safety and soundness of the bank.

Examination procedures require individual judgments about a borrower's ability to repay loans, sufficiency of collateral values and the effects of changing economic circumstances. These procedures are similar to those employed by the Company in determining the adequacy of the allowance for loan losses and in classifying loans. Judgments made by regulatory examiners may differ from those made by management. The Company's level and classification of identified potential problem loans was not revised significantly as a result of this regulatory examination process.

Management and the Board of Directors evaluate existing practices and procedures on an ongoing basis. In addition, regulators often make recommendations during the course of their examination that relate to the operations of the Company and the Bank. As a matter of practice, management and the Board of Directors consider such recommendations promptly.

New Accounting Pronouncements

New accounting standards for asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishments of debt were issued in 2002. Management has determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The Company's primary market risk exposure is interest rate risk and liquidity risk. See Liquidity and Interest Rate Sensitivity above. Business is transacted in U.S. dollars with no foreign exchange rate risk or any exposure to changes in commodity prices.

The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2002 and 2001. The Company had no derivative financial instruments, or trading portfolio, at either date. The expected maturity date values for loans receivable, mortgage-backed securities and investment securities were calculated without adjusting the instrument's contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing. Similarly, with respect to its variable rate instruments, the Company believes that repricing dates, as opposed to expected maturity dates may be more relevant in analyzing the value of such instruments and are reported as such in the following table. Company borrowings are also reported based on conversion or repricing dates.

	Principal Amount Maturing in:							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Rate sensitive assets:								
Fixed interest rate loan	$21,101	$8,522	$8,323	$12,787	$20,358	$1,194	$72,285	$75,201
Average interest rate	7.95%	8.52%	8.45%	7.98%	7.75%	6.72%	7.90%	
Variable interest rate loans	57,109	12,704	11,133	19,479	12,180	50,359	162,964	162,964
Average interest rate	5.40	5.62	5.69	5.63	5.73	6.25	5.84	
Fixed interest rate securities	16,692	18,788	6,727	2,535	1,703	2,366	48,811	48,811
Average interest rate	4.59	4.29	4.30	4.33	4.52	5.46	4.46	
Other interest bearing assets	507						507	507
Average interest rate	1.06						1.06	
Rate sensitive liabilities:								
Interest bearing checking	101,182						101,182	101,182
Average interest rate	1.26						1.26	
Savings	34,978						34,978	34,978
Average interest rate	1.77						1.77	
Time deposits	51,741	14,099	13,803	2,214	1,910		83,767	85,419
Average interest rate	2.83	3.15	3.19	3.57	2.95		3.57	
Fixed interest rate borrowings	21,684	88	90	94	97	553	22,606	23,728
Average interest rate	6.37	4.57	4.57	4.57	4.57	4.57	6.29	

	Principal Amount Maturing in:							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 12/31/01
Rate sensitive assets:								
Fixed interest rate loans	$11,330	$4,212	$14,555	$7,677	$16,520	$16,747	$71,041	$73,350
Average interest rate	7.44%	9.01%	8.90%	9.25%	8.39%	8.82%	8.46%	
Variable interest rate loans	40,421	3,103	5,945	8,167	21,191	62,667	141,494	141,494
Average interest rate	5.66	5.71	5.75	5.84	5.92	7.31	6.65	
Fixed interest rate securities	13,152	7,686	16,531	6,298	3,513	10,318	57,498	57,498
Average interest rate	4.66	4.88	4.13	4.32	4.02	4.41	4.43	
Variable interest rate securities	4,033						4,033	4,033
Average interest rate								
Other interest bearing assets	8,115						8.115	8,115
Average interest rate	1.80						1.80	
Rate sensitive liabilities:								
Interest bearing checking	104,261						104,261	104,261
Average interest rate	.89						.89	
Savings	33,129						33,129	33,129
Average interest rate	2.27						2.27	
Time deposits	63,633	12,663	4.772	2,104	6		83,178	84,806
Average interest rate	3.99	4.15	4.20	4.21	4.21		3.57	
Fixed interest rate borrowings	23,588	78	88	90	94	650	24,588	25,927
Average interest rate	6.47	4.57	4.57	4.57	4.57	4.57	6.39	

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management of Southern Michigan Bancorp, Inc. has prepared and is responsible for the accompanying financial statements and for their integrity and objectivity. In the opinion of management, the financial statements, which necessarily include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America, on a consistent basis. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with the Company's authorizations and policies. Further, such a system provides reasonable assurances as to the integrity and reliability of the financial statements which fairly present financial position and results of operations in conformity with accounting principles generally accepted in the United States of America. Internal accounting controls are augmented by written policies covering standards of personal and business conduct and an organizational structure providing for division of responsibility and authority.

Management monitors the effectiveness of and compliance with established control systems through a continuous program of internal audit and credit examinations and recommends possible improvements thereto. Management believes that, as of December 31, 2002, the Company's system of internal controls has prevented or detected on a timely basis any occurrences that could be material to the financial statements and that timely corrective actions have been initiated when appropriate.

The Board of Directors exercises its responsibility for the financial statements and related information through the Audit Committee, which is composed entirely of outside directors. The Audit Committee meets regularly with management and Crowe, Chizek and Company LLP to assess the scope of the annual audit plan and to review the status of results of audits, including major changes in accounting policies and reporting practices. Crowe, Chizek and Company LLP has direct and confidential access to the Audit Committee to discuss the results of their audits.



John H. Castle
Chief Executive Officer



CROWE CHIZEK

Shareholders and Board of Directors
Southern Michigan Bancorp, Inc.
Coldwater, Michigan

We have audited the accompanying consolidated balance sheets of Southern Michigan Bancorp, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Michigan Bancorp, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note A, during 2002 the Company adopted new accounting guidance for goodwill and intangible assets.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

South Bend, Indiana
February 5, 2003, except for
Note N and Q, as to which
the date is February 17, 2003

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except number of shares)

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 3,642	$ 3,448
Due from banks	15,645	19,984
Cash and cash equivalents	19,287	23,432
Securities available for sale	48,811	61,531
Loans held for sale, net of valuation of –0- in 2002 & 2001	1,083	1,863
Loans, net of allowance for loan losses $3,512 - 2002 ($2,065 – 2001)	230,654	208,607
Premises and equipment, net	7,137	7,868
Accrued interest receivable	2,118	2,310
Net cash surrender value of life insurance	6,472	6,015
Goodwill	620	620
Other intangible assets	150	189
Other assets	4,351	4,661
Total Assets	$ 320,683	$ 317,096
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ 42,462	$ 40,515
Interest bearing	219,927	220,568
Total deposits	262,389	261,083
Accrued expenses and other liabilities	4,197	4,355
Federal funds purchased	5,000	-
Other borrowings	22,606	24,588
Common stock subject to repurchase obligation in Employee Stock Ownership Plan, shares outstanding – 104,841 in 2002 (98,549 in 2001)	1,618	1,523
Shareholders' equity		
Preferred stock, 100,000 shares authorized; none issued or outstanding		
Common stock, $2.50 par value:		
Authorized - 4,000,000 shares		
Issued – 1,864,046 shares in 2002 (1,920,651 in 2001)		
Outstanding – 1,759,205 shares in 2002 (1,822,102 in 2001)	4,398	4,555
Additional paid-in capital	8,752	9,652
Retained earnings	11,366	11,528
Accumulated other comprehensive income, net	793	400
Unearned Employee Stock Ownership Plan shares	(436)	(588)
Total Shareholders' Equity	24,873	25,547
Total Liabilities and Shareholders' Equity	$ 320,683	$ 317,096

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except number of shares and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Unearned ESOP Shares	**Total**
Balance at January 1, 2000	$ 4,597	$ 8,421	$ 7,949	$ (389)	$ (588)	$ 19,990
Net income for 2000			3,375			3,375
Cash dividends declared - $.70 per share			(1,360)			(1,360)
Common stock repurchased and retired (28,757 shares)	(72)	(808)				(880)
Change in common stock subject to repurchase	53	2,459				2,512
Net change in unrealized gain (loss) on available for sale securities, net of tax				574		574
Balance at December 31, 2000	4,578	10,072	9,964	185	(588)	24,211
Net income for 2001			2,744			2,744
Cash dividends declared - $.61 per share			(1,180)			(1,180)
Common stock repurchased and retired (19,851 shares)	(50)	(348)				(398)
Change in common stock subject to repurchase	27	(72)				(45)
Net change in unrealized gain (loss) on available for sale securities, net of tax				215		215
Balance at December 31, 2001	4,555	9,652	11,528	400	(588)	25,547
Net income for 2002			1,033			1,033
Cash dividends declared - $.64 per share			(1,195)			(1,195)
Common stock repurchased and retired (56,605 shares)	(142)	(763)				(905)
Change in common stock subject to repurchase	(15)	(80)				(95)
Tax effect of benefit plan		30				30
Reduction of ESOP obligation		(87)			152	65
Net change in unrealized gain (loss) on available for sale securities, net of tax				393		393
Balance at December 31, 2002	$ 4,398	$ 8,752	$ 11,366	$ 793	$ (436)	$ 24,873

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except per share data)

	Year ended December 31,		
	2002	2001	2000
Interest income:			
Loans, including fees	**$ 16,437**	$ 18,466	$ 20,102
Securities:			
Taxable	**1,365**	2,360	2,212
Tax-exempt	**950**	862	908
	2,315	3,222	3,120
Other	**2**	36	23
Total interest income	**18,754**	21,724	23,245
Interest expense:			
Deposits	**4,532**	7,895	8,912
Other	**1,915**	1,750	1,785
Total interest expense	**6,447**	9,645	10,697
Net Interest Income	**12,307**	12,079	12,548
Provision for loan losses	**2,671**	1,250	700
Net Interest Income after Provision for Loan Losses	**9,636**	10,829	11,848
Non-interest income:			
Service charges on deposit accounts	**1,436**	1,062	1,102
Trust fees	**593**	565	535
Net securities gains (losses)	**4**	529	(3)
Net gains on loan sales	**1,442**	1,161	533
Earnings on life insurance assets	**270**	253	247
Loss on viatical settlement contracts	**(283)**	-	-
Other	**393**	367	514
	3,855	3,937	2,928
Non-interest expense:			
Salaries and employee benefits	**6,255**	5,275	4,803
Occupancy, net	**846**	749	720
Equipment	**1,261**	1,195	1,040
Printing, postage and supplies	**391**	413	409
Advertising and marketing	**208**	316	271
Professional and outside services	**1,064**	690	1,032
Amortization of goodwill	**-**	63	63
Amortization of other intangibles	**39**	131	56
Other	**2,276**	2,315	1,828
	12,340	11,147	10,222
Income before income taxes	**1,151**	3,619	4,554
Federal income taxes	**118**	875	1,179
Net Income	**1,033**	2,744	3,375
Other comprehensive income:			
Unrealized gains on securities arising during the year	**600**	854	866
Reclassification adjustment for accumulated (gains) losses included in net income	**(4)**	(529)	3
Tax effect	**(203)**	(110)	(295)
Other comprehensive income	**393**	215	574
Comprehensive Income	**$ 1,426**	$ 2,959	$ 3,949
Basic and Diluted Earnings Per Common Share	**$ .55**	$ 1.43	$ 1.75

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,		
	2002	2001	2000
Operating Activities			
Net income	$ 1,033	$ 2,744	$ 3,375
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,671	1,250	700
Depreciation	918	900	741
Net amortization of investment securities	350	121	45
Net securities (gains) losses	(4)	(529)	3
Loans originated for sale	(68,285)	(55,835)	(18,805)
Proceeds on loans sold	70,507	56,157	19,305
Net gains on loan sales	(1,442)	(1,161)	(533)
Net realized (gain) loss on disposal of fixed assets	24	8	(25)
Earnings on life insurance assets	(270)	(253)	(247)
Loss on viatical settlement contracts	283	-	-
Amortization of goodwill	-	63	63
Amortization of other intangible assets	39	131	56
Reduction of obligation under ESOP	65	-	-
Net change in:			
Accrued interest receivable	192	752	(620)
Other assets	137	(879)	(1,679)
Accrued expenses and other liabilities	(150)	1,447	(13)
Net cash from operating activities	6,068	4,916	2,366
Investing Activities			
Activity in available-for-sale securities:			
Proceeds from sales	254	12,559	997
Proceeds from maturities and calls	26,110	22,570	12,731
Purchases	(13,394)	(44,452)	(10,153)
Purchase of life insurance	(470)	28	(9)
Loan originations and payments, net	(24,718)	1,428	(21,737)
Proceeds from sale of premises and equipment	59	15	206
Additions to premises and equipment	(270)	(1,172)	(1,836)
Net cash from investing activities	(12,429)	(9,024)	(19,801)
Financing Activities			
Net change in deposits	1,306	15,653	12,127
Net change in federal funds purchased	5,000	(4,000)	4,000
Proceeds from other borrowings	1,170	1,000	10,000
Repayments of other borrowings	(3,152)	(2,000)	-
Cash dividends paid	(1,203)	(1,204)	(1,369)
Repurchase of common stock	(905)	(398)	(880)
Net cash from financing activities	2,216	9,051	23,878
Net change in cash and cash equivalents	(4,145)	4,943	6,443
Beginning cash and cash equivalents	23,432	18,489	12,046
Ending cash and cash equivalents	$ 19,287	$ 23,432	$ 18,489
Cash paid for interest	6,504	$ 9,825	$ 10,687
Cash paid for income taxes	925	1,102	965

See accompanying notes to consolidated financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Industry Segments: Southern Michigan Bancorp, Inc. is a bank holding company. The Company's business is concentrated in the banking industry segment. The business of commercial and retail banking accounts for more than 90% of its revenues, operating income and assets. While the Company's chief decision makers monitor the revenue stream of various company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated into one operating segment. The Bank offers individuals, businesses, institutions and government agencies a full range of commercial banking services primarily in the southern Michigan communities in which the Bank is located and in areas immediately surrounding these communities. The Bank grants commercial and consumer loans to customers. The majority of loans are secured by business assets, commercial real estate, and consumer assets. There are no foreign loans. SMB Mortgage Company was established in August 2000 as a wholly-owned subsidiary of the Bank. All residential real estate loans are transacted through this subsidiary. The majority of loans are secured by residential real estate.

Principles of Consolidation: The consolidated financial statements include the accounts of Southern Michigan Bancorp, Inc. (the Company) and its wholly owned subsidiary, Southern Michigan Bank & Trust (the Bank) and its wholly-owned subsidiary SMB Mortgage Company, after elimination of significant intercompany balances and transactions.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses, deferred income tax provisions, fair values of securities and other financial instruments and the actuarial present value of pension benefit obligations, net periodic pension expense and accrued pension costs.

Securities: Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value, with unrealized gains and losses reported in other comprehensive income or loss and shareholders' equity, net of tax. Securities classified as available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, prepayment risk, and other factors.

Premiums and discounts on securities are recognized in interest income using the level yield method over the estimated life of the security. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Securities are written down to fair value when a decline in fair value is not temporary.

Loans Held for Sale: Loans held for sale are reported at the lower of cost or market value in the aggregate. Net unrealized losses are recorded in a valuation allowance by charges to income.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. All interest accrued but not received for these loans is reversed against interest income. Payments received on such loans are reported as principal reductions until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest contractually due are brought current and future payments are reasonably assured.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, management estimates the allowance balance based on past loan loss experience, nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, information in regulatory examination reports, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using accelerated methods over their estimated useful lives. These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur. Major improvements are capitalized. Land is carried at cost.

Mortgage Servicing Rights: Mortgage servicing rights represent both purchased rights and the allocated value of mortgage servicing rights retained on loans sold. Mortgage servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues.

Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Goodwill and Other Intangible Assets: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable assets. Upon adopting new accounting guidance on January 1, 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. The effect on net income of ceasing goodwill amortization in 2002 was an increase of $42,000.

Other intangible assets consist of core deposit intangible assets arising from branch acquisitions. They are initially measured at fair value and then are amortized on the straight line method over their estimated useful lives, which is 10 years.

Other Real Estate: Other real estate was $1,016,000 and $1,406,000 at December 31, 2002 and 2001 and is included in other assets. Other real estate is comprised of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and real estate is carried at fair value less estimated cost of disposal. Expenses, gains and losses on disposition, and changes in any valuation allowance are reported in other expense.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock Based Compensation.* Stock options were not granted until 2001 and as such, disclosures are excluded for prior periods.

	2002	2001
Net income as reported	$ 1,033	$ 2,744
Deduct: stock based compensation expense determined under fair value based method	(1)	(9)
Pro forma net income	$ 1,032	$ 2,735
Basic earnings per share as reported	.55	1.43
Pro forma basic earnings per share	.55	1.42
Diluted earnings per share as reported	.55	1.43
Pro forma diluted earnings per share	.55	1.42

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2002	2001
Risk-free interest rate	N/A	5.00%
Expected option life	N/A	6.00 years
Expected stock price volatility	N/A	19.04%
Dividend yield	N/A	3.95%

Company Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its net cash surrender value, or the amount that can be realized.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings and Dividends Per Common Share: Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share reflects the dilutive effect of any additional potential common shares. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issue of the financial statements.

Cash Flow Information: For purposes of the consolidated statements of cash flows, the Company considers cash and due from banks as cash and cash equivalents. The Company reports net cash flows for customer loan and deposit transactions and short term borrowings with a maturity of 90 days or less.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income includes the net change in unrealized gains and losses on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect such estimates. The fair value estimates of existing on-and off- balance-sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

Concentrations of Credit Risk: The Company grants commercial, real estate and installment loans to customers mainly in Southern Michigan. Commercial loans include loans collateralized by commercial real estate, business assets and agricultural loans collateralized by crops and farm equipment. Commercial, financial and agricultural loans make up approximately 65% of the loan portfolio and the loans are expected to be repaid from cash flow from operations of businesses. Residential mortgage loans make up approximately 28% of the loan portfolio and are collateralized by mortgages on residential real estate. Consumer loans make up approximately 7% of the loan portfolio and are primarily collateralized by consumer assets.

Financial Instruments with Off-Balance-Sheet Risk: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customer needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards for asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishments of debt were issued in 2002. Management has determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. While management does not believe there are such matters that will have a material effect on the consolidated financial statements as of December 31, 2002, the Bank is defending legal counterclaims in excess of $5,000,000.

Reclassifications: Some items in the prior year consolidated financial statements have been reclassified to conform with the current year presentation.

NOTE B – BASIC AND DILUTED EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31, 2002, 2001 and 2000 is presented below:

	2002	2001	2000
Basic Earnings Per Common Share			
Net income (in thousands)	$ 1,033	$ 2,744	$ 3,375
Weighted average common shares outstanding	1,877,990	1,937,844	1,947,384
Less: Unallocated ESOP shares	(11,430)	(15,400)	(15,400)
Weighted average common shares outstanding for basic earnings per common share	1,866,560	1,922,444	1,931,984
Basic earnings per common share	$ .55	$ 1.43	$ 1.75
Diluted Earnings Per Common Share			
Net income (in thousands)	$ 1,033	$ 2,744	$ 3,375
Weighted average common shares outstanding for basic earnings per common share	1,866,560	1,922,444	1,931,984
Add: Dilutive effects of assumed exercises of stock options	264	121	-
Average shares and dilutive potential of common shares outstanding	1,866,824	1,922,565	1,931,984
Diluted earnings per common share	$ .55	$ 1.43	$ 1.75

NOTE C – SECURITIES

Year end investment securities were as follows (in thousands):

Available for sale, 2002	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury and Government agencies	$ 16,103	$ 401	$ -
States and political subdivisions	27,505	722	(5)
Corporate securities	3,288	70	-
Mortgage-backed securities	532	13	-
Total debt securities	47,428	1,206	(5)
Equity securities	1,383	-	-
Total	$ 48,811	$ 1,206	$ (5)

Available for sale, 2001	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury and Government agencies	$ 21,476	$ 324	$ (4)
States and political subdivisions	30,322	293	(69)
Corporate securities	4,445	35	-
Mortgage-backed securities	1,495	22	-
Total debt securities	57,738	674	(73)
Equity securities	3,793	4	-
Total	$ 61,531	$ 678	$ (73)

Included above for 2001, are $4,033,000 in floating rate securities that are putable on a weekly basis.

Sales of available for sale securities were (in thousands):

	2002	2001	2000
Proceeds	$ 254	$ 12,559	$ 997
Gross gains	4	573	1
Gross losses	-	(44)	(4)

Contractual maturities of debt securities at year-end 2002 were as follows (in thousands). Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Fair Value
Due in one year or less	$ 7,581
Due from one to five years	33,188
Due from five to ten years	4,191
Due after ten years	1,936
Mortgage-backed securities	532
	$ 47,428

Securities with a carrying value of $8,072,000 and $13,047,000 were pledged as collateral for public deposits and for other purposes in 2002 and 2001.

NOTE C – SECURITIES (CONTINUED)

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 2002 and 2001, the market value of securities issued by the state of Michigan and all its political subdivisions totaled $10,358,000 and $10,563,000, respectively.

NOTE D – LOANS

Loans at year-end were as follows (in thousands):

	2002	2001
Commercial	$ 152,500	$ 130,903
Consumer	15,548	22,118
Real estate mortgage	66,118	57,651
	234,166	210,672
Less allowance for loan losses	(3,512)	(2,065)
Loans, net	$ 230,654	$ 208,607

Certain directors and executive officers of the Company and the Bank, including their associates and companies in which they are principal owners, were loan customers of the Bank. The following is a summary of loans (in thousands) exceeding $60,000 in the aggregate to these individuals and their associates. Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

	2002	2001
Balance at January 1	$ 3,812	$ 4,113
New loans, including renewals	6,736	6,294
Repayments	(6,401)	(6,341)
Other changes, net	326	(254)
Balance at December 31	$ 4,473	$ 3,812

The unpaid principal balance of mortgage loans serviced for others, which are not included on the consolidated balance sheet, was $24,928,000 and $46,690,000 at December 31, 2002 and 2001, respectively.

Activity for capitalized mortgage servicing rights was as follows (in thousands):

	2002	2001	2000
Balance at January 1	$ 424	$ 780	$ 796
Additions	-	-	184
Amortized to expense	(255)	(356)	(200)
Balance at December 31	$ 169	$ 424	$ 780

No valuation allowance for capitalized mortgage servicing rights was necessary at December 31, 2002, 2001 or 2000.

NOTE E – ALLOWANCES FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 were as follows (in thousands):

	2002	2001	2000
Balance at January 1	$ 2,065	$ 2,096	$ 2,132
Provision for loan losses	2,671	1,250	700
Loans charged off	(1,704)	(1,765)	(942)
Recoveries	480	484	206
Net charge-offs	(1,224)	(1,281)	(736)
Balance at December 31	$ 3,512	$ 2,065	$ 2,096

Information regarding impaired loans follows (in thousands):

	2002	2001
Year end loans with allowance for loan losses allocated	$ 5,381	$ 3,405
Year end loans with no allowance for loan losses allocated	4,092	1,102
Total impaired loans	$ 9,473	$ 4,507
Amount of allowance allocated to these loans	$ 1,404	$ 845

	2002	2001	2000
Average balance of impaired loans during the year	$ 11,059	$ 5,950	$ 3,121
Cash basis interest income recognized during the year	$ 319	$ 267	$ 275
Interest income recognized during the year	$ 319	$ 233	$ 257

Nonperforming loans were as follows (in thousands):

	2002	2001
Loans past due over 90 days still on accrual	$ 171	$ 769
Nonaccrual loans	3,798	1,937

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE F – PREMISES AND EQUIPMENT, NET

Premises and equipment, net consist of (in thousands):

	2002	2001
Land	$ 793	$ 786
Buildings and improvements	8,900	8,897
Equipment	5,007	4,907
	14,700	14,590
Less accumulated depreciation	(7,563)	(6,722)
Totals	$ 7,137	$ 7,868

Depreciation and amortization expense charged to operations was approximately $918,000 $900,000 and $741,000 in 2002, 2001 and 2000, respectively.

NOTE F – PREMISES AND EQUIPMENT NET (CONTINUED)

Equipment rental expense was $293,000, $322,000 and $310,000 for 2002, 2001 and 2000. Lease commitments under noncancelable operating equipment leases were as follows (in thousands):

2003	$ 103
2004	103
2005	103
2006 & after	-
Total	$ 309

NOTE G – GOODWILL AND INTANGIBLE ASSETS

Goodwill
The change in the carrying amount of goodwill for the year is as follows (in thousands):

Beginning of year	$ 620
Goodwill from acquisition during year	-
End of year	$ 620

Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows (in thousands):

	2002	2001	2000
Reported net income	$ 1,033	$ 2,744	$ 3,375
Add back: goodwill amortization, net of tax	-	42	42
Adjusted net income	$ 1,033	$ 2,786	$ 3,417
Basic earnings per share:			
Reported net income	$ .55	$ 1.43	$ 1.75
Add back: goodwill amortization, net of tax	-	.02	.02
Adjusted net income	$ .55	$ 1.45	$ 1.77
Diluted earnings per share:			
Reported net income	$ .55	$ 1.43	$ 1.75
Add back: goodwill amortization, net of tax	-	.02	.02
Adjusted net income	$ .55	$ 1.45	$ 1.77

Acquired Intangible Assets
Acquired intangible assets were as follows as of year end (in thousands):

	December 31, 2002			December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Core deposit intangibles	$ 559	$ 409	$ 150	$ 559	$ 370	$ 189

Aggregate amortization expense was $39,000, $131,000 and $56,000 for 2002, 2001 and 2000, respectively.

Estimated amortization expense for each of the next five years (in thousands):

2003	$ 39
2004	39
2005	39
2006	33
2007	-
Total	$ 150

NOTE H – DEPOSITS

The carrying amount of domestic deposits at year-end follows (in thousands):

	2002	2001
Non-interest bearing checking	$ 42,462	$ 40,515
Interest bearing checking	46,276	40,640
Savings	34,978	33,129
Money market accounts	54,906	63,621
Time deposits	83,767	83,178
Totals	$ 262,389	$ 261,083

The carrying amount of time deposits over $100,000 was $32,674,000 and $26,027,000 at December 31, 2002 and 2001, respectively. Interest expense on time deposits over $100,000 was $776,000, $1,737,000 and $1,482,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

At year-end 2002, scheduled maturities of time deposits were as follows for the years ending December 31 (in thousands):

2003	$ 51,741
2004	14,099
2005	13,803
2006	2,214
2007	1,910
Totals	$ 83,767

Related party deposits were $2,021,000 and $2,047,000 at December 31, 2002 and 2001, respectively.

NOTE I – OTHER BORROWINGS

Other borrowings primarily represent advances obtained by the Bank from the Federal Home Loan Bank (FHLB) of Indianapolis and advances by the Company on a line of credit. $20,000,000 of the FHLB advances have interest rates ranging from 6.28% to 6.89% and have quarterly stated interest adjustment dates. On the stated interest adjustment dates, the FHLB will have the option to adjust the interest rate and will continue to have this option quarterly thereafter. The advances may not be prepaid by the Bank prior to the FHLB exercising its option to adjust the interest rate. The remaining $1,000,000 FHLB advance is at a fixed rate of 4.57% with principal payments beginning in December of 2003 and continuing through December of 2013. The advances are secured by a blanket collateral agreement with the FHLB which gives the FHLB an unperfected security interest in the Bank's one-to-four family mortgage and SBA loans. Eligible FHLB mortgage and SBA loan collateral at December 31, 2002 and 2001 was approximately $52,018,000 and $43,436,000.

At year-end 2002, scheduled principal reductions on these FHLB advances were as follows for the years ending December 31 (in thousands):

2003	$ 78
2004	10,088
2005	10,090
2006	94
2007	97
Thereafter	553
Total FHLB advances	$ 21,000

Other borrowings also includes a loan with Fifth Third Bank for the ESOP with a balance at December 31, 2002 and 2001 of $436,000 and $588,000. The loan does not have a formal repayment schedule, matures on April 30, 2003 and is unsecured.

On February 22, 2002, the Company renewed a $4,000,000 revolving line of credit with LaSalle Bank, which matures on February 22, 2003 and is secured by the Bank's stock. At year end 2002, the balance was $1,170,000. The line allows the Company to choose its interest rate for each draw, based on the LaSalle Bank National Association prime rate or adjusted LIBOR. All advances outstanding on this line are based on adjusted LIBOR and have variable rates ranging from 3.525% to 3.570%.

NOTE J – INCOME TAXES

Income tax expense consists of (in thousands):

	2002	2001	2000
Current	$ 731	$ 1,096	$ 1,100
Deferred	(613)	(221)	79
Totals	$ 118	$ 875	$ 1,179

Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows (in thousands):

	2002	2001	2000
Income tax at statutory rates	$ 391	$ 1,230	$ 1,548
Tax-exempt interest income, net	(305)	(267)	(288)
Increase in net cash surrender value of life insurance policies	(97)	(89)	(87)
Loss on viatical investment	28	-	-
Valuation allowance against capital loss	54	-	-
Low income housing partnership tax credit	(25)	-	-
Other items, net	72	1	6
Totals	$ 118	$ 875	$ 1,179

Year-end deferred tax assets and liabilities consist of (in thousands):

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 914	$ 476
Deferred compensation and supplemental retirement liability	647	605
Intangible asset amortization	62	96
Pension liability	47	70
Write off of viatical investment	68	-
Write down of other real estate	41	-
Deferred loan fees	27	-
Other	6	25
Subtotals	1,812	1,272
Valuation allowance against capital loss	(54)	-
Totals	1,758	1,272
Deferred tax liabilities:		
Net unrealized appreciation on available for sale securities	(408)	(205)
Mortgage servicing rights	(57)	(144)
Other	(29)	(15)
Totals	(494)	(364)
Net deferred tax asset	$ 1,264	$ 908

An allowance against the net deferred tax asset was considered necessary at December 31, 2002 as the likelihood of receiving a tax benefit on a portion of the capital loss on the viatical investment is considered doubtful.

NOTE K – BENEFIT PLANS

The defined benefit pension plan covers substantially all full-time employees. The benefits are based on years of service and the employee's average highest compensation during five consecutive years of employment. The funding policy is to contribute annually an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus additional amounts as may be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets held by the plan primarily include corporate and foreign bonds and common equity securities.

Information about the pension plan was as follows (in thousands):

	2002	2001
Change in benefit obligation:		
Beginning benefit obligation	$ (1,645)	$ (1,510)
Service cost	(118)	(120)
Interest cost	(105)	(107)
Actuarial (gain) loss from change in actuarial assumptions	263	3
Benefits paid	96	89
Ending benefit obligation	$ (1,509)	$ (1,645)
Change in plan assets, at fair value:		
Beginning plan assets	$ 1,479	$ 1,527
Actual return	(115)	(103)
Employer contribution	186	144
Benefits paid	(96)	(89)
Ending plan assets	$ 1,454	$ 1,479
Net amount recognized:		
Funded status	$ (55)	$ (166)
Unrecognized net actuarial gain	(72)	(30)
Unrecognized transition obligation	5	6
Unrecognized prior service cost	12	12
Accrued pension cost	$ (110)	$ (178)

The components of pension expense and related actuarial assumptions were as follows (in thousands except ratio information):

	2002	2001	2000
Components of net periodic benefit cost:			
Service cost	$ 118	$ 120	$ 113
Interest cost	105	107	99
Expected return on plan assets	(104)	(128)	(137)
Net amortization and deferral	16	-	(6)
Net periodic benefit cost	$ 135	$ 99	$ 69
Discount rate on benefit obligation	7.0%	7.0%	7.0%
Long-term expected rate of return on plan assets	7.5%	8.0%	8.0%
Rate of compensation increase	3.0%	3.0%	3.0%

The Company has an employee stock ownership plan (ESOP) for substantially all full-time employees. The Board of Directors determines the Company's contribution level annually. Assets of the plan are held in trust by the Bank and administrative costs of the plan are borne by the plan participants. Expense charged to operations for contributions to the plan totaled $86,000, $91,000 and $73,000 in 2002, 2001 and 2000. An additional contribution of $87,000 was made to the plan in 2002 to allow the plan to pay down the ESOP loan. During 2000, the Company amended its ESOP plan to adopt 401(k) provisions allowing for employee salary deferrals to purchase mutual funds. Company matching is provided in Company stock. Substantially all employees have converted their ESOP accounts to the amended plan.

NOTE K – BENEFIT PLANS (CONTINUED)

Shares held by the ESOP at year-end are as follows:

	2002	2001
Allocated shares	104,841	98,549
Unallocated shares	10,115	15,400
Total ESOP shares	114,956	113,949

The fair value of the allocated shares held by the ESOP is approximately $1,618,000 and $1,523,000 at December 31, 2002 and 2001, respectively. The ESOP obtained a loan for $588,000 to purchase 15,400 shares. The balance of the loan at December 31, 2002 and 2001 is $436,000 and $588,000. Upon distribution of shares to a participant, the participant has the right to require the Company to purchase shares at their fair value in accordance with terms and conditions of the plan. As such these shares are not classified in shareholders' equity as permanent equity.

As an incentive to retain key members of management and directors, the Bank has a deferred compensation plan whereby participants defer a portion of current compensation. Benefits are based on salary and length of service and are vested as service is provided from the date of participation through age 65. A liability is recorded on a present value basis and discounted at current interest rates. This liability may change depending upon changes in long-term interest rates. Current rates paid on deferred compensation balances range from 6.82% - 12.98%. Deferred compensation expense was $248,000, $204,000 and $216,000 in 2002, 2001 and 2000. The liability for vested benefits was $1,658,000 and $1,548,000 at December 31, 2002 and 2001, respectively.

The Bank also maintains a supplemental retirement plan to provide annual payments to particular executives subsequent to their retirement. The plan covers two individuals, both of whom are retired. Liabilities associated with this plan totaled $244,000 and $232,000 at December 31, 2002 and 2001. Expense associated with this plan totaled $29,000, $27,000 and $26,000 in 2002, 2001 and 2000.

NOTE L – STOCK OPTIONS

On April 17, 2000, the Company approved a Stock Option Plan to advance the interests of the Company and its shareholders by affording to directors, officers and other employees of the Company an opportunity to acquire or increase their proprietary interest in the Company using stock options. Option shares authorized under the plan total 110,000. Options are to be granted with an exercise period of 10 years or less, an exercise price of not less than the fair market value of the stock on the date the options are granted and a vesting period as determined by the Board of Directors. The plan will terminate on the earliest of: (i) March 20, 2010; (ii) when all shares have been issued through exercise of options granted under this Plan; or (iii) at any earlier time that the Board of Directors may determine. A total of 10,191 options were granted in 2001.

NOTE L – STOCK OPTIONS (CONTINUED)

A summary of the activity in the plan is as follows for the years ended December 31, 2002 and 2001.

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	9,880	$ 15.32	-	$ -
Granted	-	-	10,191	15.32
Exercised	-	-	-	-
Forfeited	(4,788)	15.32	(311)	15.32
Outstanding at end of year	5,092	$ 15.32	9,880	$ 15.32
Options exercisable at year-end	-	-	-	-
Weighted-average fair value of options granted during year	$ -		$ 2.55	

Options outstanding at year-end 2002 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$15 - $16	5,092	8.33 years	-	-

NOTE M – COMMITMENTS

There are various commitments which arise in the normal course of business, such as commitments under commercial letters of credit, standby letters of credit and commitments to extend credit. Accounting principles generally accepted in the United States of America recognize these transactions as contingent liabilities and accordingly, they are not reflected in the accompanying financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Collateral generally consists of receivables, inventory and equipment and is obtained based on management's credit assessment of the customer.

At December 31, 2002 and 2001, respectively, the Bank had no commitments under commercial letters of credit, used to facilitate customers' trade transactions.

Under standby letter of credit agreements, the Bank agrees to honor certain commitments in the event that its customers are unable to do so. At December 31, 2002 and 2001, respectively, commitments under outstanding standby letters of credit were $288,000 and $183,000.

NOTE M – COMMITMENTS (CONTINUED)

Loan commitments outstanding to extend credit are detailed below (in thousands):

	2002	2001
Fixed rate	$ 2,231	3,359
Variable rate	36,242	44,091
Totals	$ 38,473	$ 47,450

The fixed rate commitments have stated interest rates ranging from 4.75% to 9.875%. The terms of the above commitments range from 1 to 60 months.

Management does not anticipate any losses as a result of the above related transactions; however, the above amount represents the maximum exposure to credit loss for loan commitments and commercial and standby letters of credit.

At December 31, 2002, the Company had line of credit agreements with LaSalle Bank and Fifth Third Bank totaling $4,000,000 and $6,250,000, respectively. The balances on these lines were $1,170,000 and $436,000 respectively, at December 31, 2002. The line of credit at LaSalle Bank is secured by the Bank's stock and matures on February 22, 2003. The line of credits at Fifth Third Bank is unsecured and matures on April 30, 2003. In addition, at December 31, 2002, the Bank had line of credit arrangements to be able to purchase federal funds totaling $17,000,000, subject to quarterly and annual reviews. The balance on these lines at December 31, 2002 was $5,000,000.

Certain executives of the Bank have employment contracts which have change of control clauses. The employment contracts provide for the payment of three years worth of the officers' salaries upon a change of control.

NOTE N – RESTRICTIONS ON TRANSFERS FROM SUBSIDIARY

Banking laws, regulations and regulatory agreements restrict the amount the Bank may transfer to the Company in the form of cash dividends, loans and advances. Approximately $1,700,000 of the Bank's retained earnings is available for transfer to the Company in 2003 in the form of dividends without prior regulatory approval.

NOTE O – SOUTHERN MICHIGAN BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Condensed financial statements of Southern Michigan Bancorp, Inc. follow (in thousands):

Balance Sheets	December 31,	
	2002	2001
Assets		
Cash	$ 1	$ 2
Securities available for sale	1,675	1,708
Investment in subsidiary	25,591	24,594
Premises and equipment, net	1,122	1,078
Other	4	601
Total Assets	$ 28,393	27,983
Liabilities and Shareholders' Equity		
Dividends payable	$ 299	$ 307
Other liabilities	(3)	18
Other borrowings	1,606	588
Common stock subject to repurchase obligation in ESOP	1,618	1,523
Shareholders' equity	24,873	25,547
Total Liabilities and Shareholders' Equity	$ 28,393	$ 27,983

NOTE O – SOUTHERN MICHIGAN BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)

Statements of Income	Year ended December 31, 2002	2001	2000
Dividends from Bank	$ 620	$ 457	$ 1,415
Interest income	67	105	151
Other income	231	240	249
Loss on viatical settlement contracts	(283)	-	-
Other expenses	(195)	(177)	(500)
	440	625	1,315
Federal income tax (expense) benefit	(15)	(31)	71
	425	594	1,386
Equity in undistributed net income of Subsidiary Bank	608	2,150	1,989
Net Income	1,033	2,744	3,375
Net change in unrealized gains on securities available for sale, net of tax	393	215	574
Other comprehensive income	393	215	574
Comprehensive income	$ 1,426	$ 2,959	$ 3,949

Statements of Cash Flows	Year ended December 31, 2002	2001	2000
Operating Activities			
Net income	$ 1,033	$ 2,744	$ 3,375
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of Subsidiary Bank	(608)	(2,150)	(1,989)
Depreciation	34	31	34
Net amortization of investment securities	5	10	22
Net realized gain on disposal of fixed assets	-	-	(150)
Reduction of obligation under ESOP	65	-	-
Net securities gains	(4)	-	-
Loss on viatical settlement contracts	283	-	-
Other	321	(279)	329
Net cash from operating activities	1,129	356	1,621
Investing Activities			
Activity in available-for-sale securities:			
Proceeds from sales	254	-	799
Proceeds from maturities and calls	251	1,757	516
Purchases	(467)	(510)	(986)
Proceeds from sale of premises and equipment	-	-	204
Additions to premises and equipment	(78)	-	(1)
Net cash from investing activities	(40)	1,247	532
Financing Activities			
Proceeds from other borrowings	1,170	-	-
Repayments of other borrowings	(152)	-	-
Cash dividends paid	(1,203)	(1,204)	(1,369)
Repurchase of common stock	(905)	(398)	(880)
Net cash from financing activities	(1,090)	(1,602)	(2,249)
Net change in cash and cash equivalents	(1)	1	(96)
Beginning cash and cash equivalents	2	1	97
Ending cash and cash equivalents	$ 1	$ 2	$ 1

NOTE P – FAIR VALUE INFORMATION

The following methods and assumptions were used by the Company in estimating fair values for financial instruments:

Cash and cash equivalents and federal funds sold: The carrying amount reported in the balance sheet approximates fair value.

Securities available for sale: Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The fair value of restricted equity securities approximates amortized cost.

Loans and loans held for sale: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns.

Accrued interest receivable: The carrying amount reported in the balance sheet approximates fair value.

Net cash surrender value of life insurance: The carrying amount reported in the balance sheet approximates fair value.

Mortgage servicing rights: The carrying amount reported in the balance sheet approximates fair value.

Off-balance-sheet instruments: The estimated fair value of off-balance sheet instruments is based on current fees or costs that would be charged to enter or terminate the arrangements. The estimated fair value is not considered to be significant for this presentation.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of expected monthly maturities on time deposits.

Federal funds purchased: The carrying amount reported in the balance sheet approximates fair value.

Other borrowings: The fair value of other borrowings is estimated using discounted cash flows analysis based on the Bank's current incremental borrowing rate for similar types of borrowing arrangements.

Accrued interest payable: The carrying amount reported in the balance sheet approximates fair value.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if the Company had disposed of such items at December 31, 2002 and 2001, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities that are not defined as financial instruments are not included in the following disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements may have value but are not included in the following disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

NOTE P – FAIR VALUE INFORMATION (CONTINUED)

The estimated fair values of the Company's financial instruments at year end are as follows (in thousands):

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 19,287	$ 19,287	$ 23,432	$ 23,432
Securities available for sale	48,811	48,811	61,531	61,531
Loans held for sale	1,083	1,083	1,863	1,863
Loans, net of allowance for loan losses	230,654	233,570	208,607	210,916
Accrued interest receivable	2,118	2,118	2,310	2,310
Net cash surrender value of life insurance	6,472	6,472	5,732	5,732
Mortgage servicing rights	169	169	424	424
Financial liabilities:				
Deposits	$ (262,389)	$ (264,041)	$ (261,083)	$ (262,711)
Federal funds purchased	(5,000)	(5,000)	-	-
Other borrowings	(22,606)	(23,728)	(24,588)	(25,927)
Accrued interest payable	(166)	(166)	(223)	(223)

NOTE Q – REGULATORY MATTERS

The Company and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end, actual capital levels (in thousands) and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total capital (to risk weighted assets)						
Consolidated	$27,952	11.5%	$19,419	8.0%	$24,273	10.0%
Bank	27,067	11.2	19,296	8.0	24,120	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	24,912	10.3	9,710	4.0	14,564	6.0
Bank	24,042	10.0	9,648	4.0	14,472	6.0
Tier 1 capital (to average assets)						
Consolidated	24,912	7.8	12,799	4.0	15,999	5.0
Bank	24,042	7.5	12,754	4.0	15,943	5.0

NOTE Q – REGULATORY MATTERS (CONTINUED)

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001						
Total capital (to risk weighted assets)						
Consolidated	$27,884	12.0%	$18,556	8.0%	$23,195	10.0%
Bank	25,435	11.1	18,420	8.0	23,024	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	25,819	11.1	9,278	4.0	13,917	6.0
Bank	23,370	10.2	9,210	4.0	13,815	6.0
Tier 1 capital (to average assets)						
Consolidated	25,819	8.3	12,520	4.0	15,651	5.0
Bank	23,370	7.6	12,380	4.0	15,475	5.0

Both the Company and the Bank, at year-end 2002 and 2001, were categorized as well capitalized.

At December 31, 2002 the Bank had a tier 1 capital to average asset ratio of 7.5%. On February 17, 2003, the Bank entered into an agreement with its banking regulators that requires the Bank to maintain this ratio at a level at or above 7%. In addition, under this agreement, the Bank will establish and monitor certain lending and operational policies and procedures.

NOTE R – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income (Loss)	Earnings (Loss) Per Share Basic	Earnings (Loss) Per Share Fully Diluted
2002					
First Quarter	**$ 4,734**	**$ 3,081**	**$ 563**	**$ .30**	**$ .30**
Second Quarter	**4,767**	**3,176**	**342**	**.18**	**.18**
Third Quarter	**4,599**	**3,049**	**(118)**	**(.06)**	**(.06)**
Fourth Quarter	**4,654**	**3,001**	**246**	**.13**	**.13**
2001					
First Quarter	$ 5,738	$ 2,974	$ 674	$ .35	$ .35
Second Quarter	5,508	2,904	656	.34	.34
Third Quarter	5,449	3,109	722	.37	.37
Fourth Quarter	5,029	3,092	692	.37	.37

The net income for the second quarter of 2002 was negatively affected by provisions for loan losses in excess of the prior year by $150,000 and a $283,000 loss on Viatical settlement contracts, as a result of new information learned about the ability of the Company servicing the policies to have sufficient funds to pay continuing premiums necessary to keep the policies in force.

The net income for the third quarter of 2002 was negatively affected by provisions for loan losses in excess of the prior year by $1,175,000.

The net income for the fourth quarter of 2002 was negatively affected by provisions for loan losses in excess of the prior year by $196,000 and by adjustments to certain accruals.

SOUTHERN MICHIGAN BANCORP, INC.
SELECTED FINANCIAL DATA

	Year Ended December 31				
	2002	2001	2000	1999	1998
Total interest income	$ 18,754	$ 21,724	$ 23,245	$ 20,051	$ 19,446
Net interest income	12,307	12,079	12,548	11,616	11,414
Provision for loan losses	2,671	1,250	700	852	600
Net income	1,033	2,744	3,375	3,300	3,549
Per share data:					
Basic and diluted earnings per share	.55	1.43	1.75	1.64	1.70
Cash dividends	.64	.61	.70	.68	.60
Balance sheet data:					
Loans	234,166	210,672	213,381	192,380	162,645
Deposits	262,389	261,083	245,430	233,303	233,361
Other borrowings	22,606	24,588	25,588	15,588	5,588
Common stock subject to repurchase	1,618	1,523	1,478	3,990	6,029
Equity	24,873	25,547	24,211	19,990	19,345
Total assets	320,683	317,096	303,639	275,825	266,851
Return on average assets	.33%	.90%	1.16%	1.23%	1.42%
Return on average equity (1)	4.04	10.47	15.13	16.37	17.48
Dividend payout ratio (2)	115.68	43.00	40.30	41.61	35.56
Average equity to average assets (1)	8.09	8.59	7.69	7.52	8.11

All per share amounts have been adjusted for a 10% stock dividend declared in 1999.

(1) Average equity used in the above table excludes common stock subject to repurchase obligation but includes average unrealized appreciation or depreciation on securities available for sale.
(2) Dividends declared divided by net income.

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is regularly quoted on the OTC Bulletin Board (OTCBB). The bid prices described below are quotations reflecting inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions. There were 546 shareholders of record at February 14, 2003.

The following table sets forth the range of high and low bid information and dividends declared for the Company's two most recent fiscal years:

	2002			2001		
	Bid Price		Cash Dividends	Bid Price		Cash Dividends
Quarter Ended	High Bid	Low Bid	Declared	High Bid	Low Bid	Declared
March 31	$ 16.25	$ 15.80	$ .16	$ 16.75	$ 14.50	$ .15
June 30	16.39	16.00	.16	17.00	15.51	.15
September 30	16.20	15.70	.16	17.30	15.16	.15
December 31	15.89	15.20	.16	16.40	15.45	.16

There are restrictions that currently limit the Company's ability to pay cash dividends. Information regarding dividend payment restrictions is described in Note N to the consolidated financial statements for the year ended December 31, 2002.



from left to right, seated: J. Briskey, N. Hooker, K. Miller, J. Castle, M. Albright, T. Kolassa
standing: H. Cole, W. Galliers, J. Grohalski, G. Hull, F. Riddle



We wish a fond farewell to Jim Grohalski who has been a part of Southern Michigan Bank & Trust for over 35 years. Jim joined the bank in 1967 with a position in the auditing department, serving as President since 1984, and C.E.O. since 1999 and retired in 2002. We wish him all the best in his retirement.

Board of Directors

Marcia S. Albright
Tekonsha Towing Systems, Inc.

James P. Briskey
Pittsford Grain, Inc.

John H. Castle
Chairman & CEO of SMB, Inc.
CEO of SMB&T

H. Kenneth Cole
Hillsdale College

William E. (Buzz) Galliers
G&W Display Fixtures

James T. Grohalski
Chairman & Chief Financial Officer of SMB&T, Inc.

Nolan E. (Rick) Hooker
Hooker Oil
Best American Car Washes

Gregory J. Hull
Farmer

Thomas E. Kolassa
Burnham Insurance Group

Kurt G. Miller
President of SMB, Inc. & SMB&T

Freeman E. Riddle
Spoor – Parlin, Inc.

Honorary Directors

John S. Furry
Harvey Randall
Jane L. Randall
Raymond W. Smith
Jerry L. Towns

Officers of Southern Michigan Bancorp, Inc.

John H. Castle, *Chairman & Chief Executive Officer*

Kurt G. Miller, *President*

Jaylen T. Johnson, *Executive Vice President. / Chief Operations Officer*

Danice Chartrand, *Vice President / Chief Financial Officer*

Officers of Southern Michigan Bank & Trust

EXECUTIVE

John H. Castle
Chief Executive Officer

Kurt G. Miller
President

Jaylen T. Johnson
Executive Vice President / Chief Operations Officer

Danice Chartrand
Vice President / Chief Financial Officer

OPERATIONS

Kelli Talbot
Assistant Vice President / Operations Officer

Leslie Reagle
Operations Officer

Connie Faber
Assistant Vice President / Network Administrator

Jerald VanBlarcom
Assistant Vice President / Data Processing Officer

Paul Mahle
Assistant Data Processing Officer

MARKETING

Patty Parker
Vice President

HUMAN RESOURCES

Andrew Karr
Vice President

Veronica Hannah
Assistant Vice President

TRUST DEPARTMENT

Mary Guthrie
Vice President / Senior Trust Officer

Margo S. Brush
Assistant Vice President
Trust Administration Officer

COMMERCIAL LOANS

Chuck Maurer
Vice President / Senior Commercial Lender

Joan Trenary
Vice President

Tom Swoish
Vice President

Doug Kiessling
Vice President

Julie Waterbury
Vice President

Merl Grosvenor
Assistant Vice President
Credit Department Manager

BATTLE CREEK REGION

Patrick J. Peruchietti
Vice President / Commercial Lender

ATHENS OFFICE

Marcia Carman
Branch Manager

BATTLE CREEK MORTGAGE CENTER

Denise McGee
Assistant Vice President / Mortgage Center Manager

BECKLEY ROAD & PENNFIELD BRANCH

Donna VanNett
Assistant Vice President / Branch Manager

CAMDEN BRANCH

Deb Weiss
*Interim Branch Supervisor**

COLDWATER MAIN & EAST CHICAGO BRANCH

Veronica Hannah
Assistant Vice President / Branch Manager

Barbara Junker
Customer Sales Manager

HILLSDALE OFFICER

Ann-Marie Bentley
Assistant Vice President / Regional Branch Manager

LOAN CENTER

Sharon Coolbaugh
Vice President / Head of Consumer Lending

Valorie Vaughan
Consumer Loan Officer

Christine Hagaman
Quality Control and Compliance Officer

NORTH ADAMS BRANCH

Leonce Towers
*Branch Supervisor**

TEKONSHA BRANCH

Dawn Copas
*Branch Supervisor**

UNION CITY BRANCH

Ken Brooks
Vice President / Regional Branch Manager

*Non Officer Position




w n e
Southern
Michigan
BANCORP, INC.

Southern Michigan Bancorp, Inc.
51 W. Pearl Street
Coldwater, Michigan 49036
(517) 279-5500
www.smb-t.com